25 May 2004

04035079

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of new subsidiaries in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

RECEIVED
2004 JUN -7 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Emily Ang
Finance & Administrative Manager

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARIES IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

No.	Name of Subsidiary	Place of Incorporation	Registered Capital
1.	Qihe Rimalt Foods Ltd ("QRFL")	Qihe County, Shandong Province	US$1.4 million
2.	Anyang Rimalt Foods Ltd ("ARFL")	Anyang City, Henan Province	US$1.82 million
3.	Shandong He-Want Desiccant Ltd ("SHWDL")	Shandong Province, Qihe Economic Development Zone	US$0.7 million

The principal activities of QRFL and ARFL shall be the manufacturing, processing and distribution of food products, dairy products, snacks foods, beverages, wines and other related products and services.

The principal activities of SHWDL shall be the manufacturing and distribution of desiccant products, deoxidants, preservatives and other related products.

The transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 24/05/2004 to the SGX